# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Verrica Pharmaceuticals, Inc., CIK 0001660334
CUSIP: 92511W108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 44 West Gay Street, Suite 400, West Chester, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,481,481; sole dispositive power 0; shared dispositive power 1,481,481; aggregate amount beneficially owned 1,481,481 (1.6% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,481,481; sole dispositive power 0; shared dispositive power 1,481,481; aggregate amount beneficially owned 1,481,481 (1.6% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,481,481; sole dispositive power 0; shared dispositive power 1,481,481; aggregate amount beneficially owned 1,481,481 (1.6% of the class)

## Item 1. Issuer
Name of issuer: Verrica Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 44 West Gay Street, Suite 400, West Chester, PA 19380

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.0001 per share (the "Common Stock") of Verrica Pharmaceuticals, Inc. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 92,490,993 shares of Common Stock outstanding as of April 16, 2025, as reported in the Issuer's in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2025 and assumes the exercise of Pre-Funded Warrants held by the Reporting Persons for 1,481,481 shares of Common Stock (the "Pre-Funded Warrants").

The Master Fund directly holds Pre-Funded Warrants exercisable for 1,481,481 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors.
Percent of class:
Perceptive Advisors: 1.6%
Mr. Edelman: 1.6%
Master Fund: 1.6
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 1,481,481
Mr. Edelman: 1,481,481
Master Fund: 1,481,481
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 1,481,481
Mr. Edelman: 1,481,481
Master Fund: 1,481,481

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (05/15/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2025)